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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                         Commission File No. 000-21463


[  ] Form 10-K or Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
or Form 10-QSB   [ ] Form N-SAR

For Period Ended:  September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable

     Read attached instruction sheet before preparing form.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


                                     Part I
                             Registrant Information

Full Name of Registrant:  Murdock Communications Corporation

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number): 1112 29th Avenue S.W.

City, State and Zip Code:  Cedar Rapids, IA 52404


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                                    Part II
                            Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    Part III
                                   Narrative

     The registrant could not file its quarterly report on Form 10-QSB for the quarter ended September 30, 1996 on the prescribed filing date for the following reasons:

           The Company became subject to the reporting requirements of section 13 of the Securities Exchange Act of 1934 on October 21, 1996. Pursuant to Rule 13a-13, the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 1996 was due to be filed on December 5, 1996. Because the Company's interim financial statements for prior years were not prepared with a view to public disclosure, the Company has had to undertake extensive and unanticipated efforts to complete the interim financial statements required for the Form 10-QSB. These efforts have been hindered by an unforeseen manpower shortage among the Company's accounting and financial staff, including a leave of absence by a key employee.


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                                    Part IV
                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

David F. Schultz, Chief Financial Officer and Secretary 319-362-6900

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes   [x] No

     Murdock Communications Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 6th day of December, 1996.

                                     MURDOCK COMMUNICATIONS CORPORATION

                                     BY   /s/ David F. Schultz
                                       -----------------------------------
                                       David F. Schultz, Chief Financial
                                       Officer and Secretary



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